Industry Canada Industrie Canada

Certificate of Continuance

Canada Business Corporations Act

Certificat de prorogation

Loi canadienne sur les sociétés par actions

Avalon Rare Metals Inc.

Corporate name / Dénomination sociale

777464-8

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of continuance of which are attached, is continued under section 187 of the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les clauses de prorogation sont jointes, est prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2011-02-09

Date of Continuance (YYYY-MM-DD)
Date de prorogation (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

Form 11
Articles of Continuance
Canada Business Corporations Act (CBCA) (s. 187)

Formulaire 11
Clauses de prorogation
Loi canadienne sur les sociétés par actions (LCSA) (art. 187)

1 Corporate name
Dénomination sociale

Avalon Rare Metals Inc.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and the maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

See attached schedule / Voir l'annexe ci-jointe

4 Restrictions on share transfers
Restrictions sur le transfert des actions

None

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 3 Max. 9

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

None

7 (1) If change of name effected, previous name
S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

Avalon Rare Metals Inc.

(2) Details of incorporation
Détails de la constitution

See attached schedule

8 Other Provisions
Autres dispositions

See attached schedule / Voir l'annexe ci-jointe

9 Declaration: I certify that I am a director or an officer of the company continuing into the CBCA.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société se prorogeant sous le régime de la LCSA.

Original signed by / Original signé par

Charlotte May

Charlotte May

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

Canada

APPENDIX A

TO THE ARTICLES OF CONTINUANCE

OF AVALON RARE METALS INC.

(the "Company")

The Company is authorized to issue an unlimited number of common shares and 25,000 preferred shares.

Common Shares

The Common Shares of the Company will have the following rights:

1.0 Payment of Dividends

Subject to the prior rights of holders of preferred shares, the holders of the common shares shall be entitled to receive rateably such dividends (if any) as the Board may in its discretion declare.

2.0 Participation upon Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall, subject to the prior rights of the holders of preferred shares, be entitled to participate rateably in any distribution of the assets of the Company.

3.0 Voting Rights

The holders of common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each common share at all such meetings.

Special Rights and Restrictions Attaching to the Preferred Shares

The Preferred Shares as a class will have attached to them the following special rights and restrictions:

1.0 The Board may issue the Preferred Shares at any time and from time to time in one or more series. Before any Preferred Shares of a particular series are issued, the Board will fix the number of shares in that series and will determine, subject to the limitations set out in these Articles, the designation, rights, privileges, restrictions, and conditions to be attached to the Preferred Shares of that series, including (as examples only), without limiting the generality of the foregoing:

(a) the rate, amount, or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, the date from which preferential dividends will accrue, and the date and place of payment;

(b) the right to convert or exchange Preferred Shares into common shares or other shares, bonds, debentures, securities, or otherwise;

(c) the right of the Company to redeem or repurchase Preferred Shares, and the redemption price and terms and conditions of redemption;

(d) the prices and other terms and conditions of rights of retraction;

(e) the right to receive notice of or to attend or to vote at any meeting of shareholders of the Company; and

(f) any sinking fund, purchase fund, or other provisions attaching to the Preferred Shares.

2.0 No rights, privileges, restrictions, or conditions attached to a series of Preferred Shares will confer on that series a priority over any other series of Preferred Shares in respect of dividends or return of capital in the event of the liquidation, dissolution, or winding-up of the Company. The Preferred Shares of each series

will rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of the Company's assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

3.0 The Preferred Shares will be entitled to priority over the Company's common shares and over any other class of shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

4.0 If any amount payable in respect of:

(a) cumulative dividends, whether or not declared; or

(b) declared non-cumulative dividends; or

(c) a return capital in the event of the liquidation, dissolution, or winding-up of the Company in respect of a series of Preferred Shares,

is not paid in fill, the Preferred Shares of all series will participate ratably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the amounts that would be payable on those shares if all dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution, or winding-up of the Company, in accordance with the amounts that would be payable on the repayment of capital if all amounts so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all claims as aforesaid, the claims of the holders of the Preferred Shares with respect to the amounts payable on return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

5.0 The Preferred Shares of any series may also be given other preferences not inconsistent with the provisions of this Article over the common shares and over any other class of shares ranking junior to the Preferred Shares, as may be determined in the case of that series of Preferred Shares.

6.0 In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs, the holders of each series of Preferred Shares will, before any amount is paid to or any property or assets of the Company distributed among the holders of the Company's common shares or any other class of shares of the Company ranking junior to the Preferred Shares, be entitled to receive:

(a) an amount equal to the stated capital attributed to each series of Preferred Shares, respectively, together with:

(i) in the case of a series of Preferred Shares entitled to cumulative dividends thereof, all unpaid accumulated cumulative dividends, whether or not declared (which for this purpose will be calculated as if the cumulative dividends were accruing from day to day from the expiration of the last period for which the cumulative dividends were paid up to but excluding the date of distribution); and

(ii) in the case of a series of Preferred Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon; and

(b) if the liquidation, dissolution, winding-up, or distribution is voluntary, an additional amount, if any, equal to any premium that would have been payable on the redemption of any series of Preferred Shares had they been called for redemption by the Company effective the date of distribution and, if any series of Preferred Shares could not be redeemed on that date, an additional amount equal to the greatest premium, if any, that would have been payable on the redemption of any other series of Preferred Shares.

7.0 Except with the approval of all of the holders of the Preferred Shares, the Company will not at any time:

(a) declare or pay or set apart for payment any dividends on the common shares or any other class of shares of the Company ranking junior to the Preferred Shares; or

(b) call for redemption, redeem, purchase for cancellation, acquire for value, or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any common shares or any other class of shares of the Company ranking junior to the Preferred Shares,

unless and until all dividends up to and including the dividends payable for the last completed period for which dividends are payable on each series of Preferred Shares then issued and outstanding have been declared and paid or set apart for payment at the date of declaration or payment or setting apart for payment on the common shares or the other shares of the Company ranking junior to the Preferred Shares or at the date of the call for redemption, purchase, acquisition, reduction, or other payment, as the case may be.

8.0 Except as referred to in these Articles or as otherwise provided by law or in accordance with any voting rights that may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class will not be entitled to receive notice of, attend, or vote at any meeting of the Company's shareholders.

9.0 The approval of the holders of the Preferred Shares, given in the manner described in section 10.0 below, will be required for:

(a) the creation of any new shares ranking prior to or on a parity with the Preferred Shares; and

(b) the issuance of any additional series of Preferred Shares or of any shares ranking prior to or on a parity with the Preferred Shares, if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preferred Shares.

10.0 The approval of the holders of the Preferred Shares with respect to any and all matters in this Article may be given by at least two-thirds of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose, held on at least 21 days' notice, and at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, then the meeting will be adjourned to the same day in the next week and to the same time and place, and no notice of the adjourned meeting need be given. If at the adjourned meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at that meeting by at least two-thirds of the votes cast at that meeting will constitute the approval of the holders of the Preferred Shares. The formalities to be observed with respect to the giving of notice of any meeting and the conduct of the meeting will be those from time to time prescribed by the *Canada Business Corporations Act* and these Articles with respect to meetings of shareholders. On every poll taken at any meeting or adjourned meeting, every holder of Preferred Shares will be entitled to one vote in respect of each Preferred Share held.

Appendix B

Amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act ("BCBCA"))

Certificate of Change of Name on September 24, 1994 from Keith Resources Ltd. to Avalon Ventures Ltd.

Certificate of Change of Name on February 17, 2009 from Avalon Ventures Ltd. to Avalon Rare Metals Inc.

Appendix C

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

Between annual and general meetings of the Corporation, the directors of the Corporation may appoint one or more additional directors to serve until the next annual and general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual and general meeting.